SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                           INTERFOODS OF AMERICA, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                   458973 10 4
                                 (Cusip Number)

      ERIC P. LITTMAN, ESQ., 7695 SW 104 STREET, MIAMI, FL 333156
                                 (305) 663-3333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 18, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ------------------------
CUSIP NO. 458973 10 4                  13D
----------------------------                            ------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Andrew J. Nichols             ###-##-####
--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group            (a) n/a
                                                                       (b) n/a
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
NUMBER OF        7         SOLE VOTING POWER
SHARES                             638,000
BENEFI-          ---------------------------------------------------------------
CIALLY           8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING        ---------------------------------------------------------------
PERSON           9         SOLE DISPOSITIVE POWER
WITH                               638,000

                 ---------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

(1) NAME AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed- i.i., each person required to sign the schedule itself-including each member of a group. Don not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row (b) [unless a joint filing pursuant to Rule 13d-1(f)(I) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internao use, please leave blank.

3;(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      Interfoods of America, Inc.

                                      /S/ ANDREW J. NICHOLS
                                      ----------------------------------
Date: March 18, 1998                  Andrew J. Nichols


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)